

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Silvia Su
Vice President, Finance and Accounting Management Center
CHIPMOS TECHNOLOGIES INC
No.1, R&D Road 1, Hsinchu Science Park
Hsinchu 300-092, Taiwan, Republic of China

Re: CHIPMOS TECHNOLOGIES INC
    Form 20-F for the Year Ended December 31, 2022
    Filed April 13, 2023
    File No. 001-37928

Dear Silvia Su:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing